Exhibit 99.1

Adecoagro S.A.
Société Anonyme
Vertigo Naos Building
6, Rue Eugène Ruppert
L - 2453 Luxembourg

R.C.S. Luxembourg: B 153.681
(the “Company“)

Convening Notice to the
Annual General Meeting of Shareholders
to be held on April 21, 2021 at 2:00.pm (CET)
in accordance with the Luxembourg law of 23 September 2020 on measures relating to the holding of meetings in companies and other legal entities, as amended

Dear Shareholders,

The Board of Directors of Adecoagro S.A. (the “Board”) is pleased to invite you to attend the Annual General Meeting of Shareholders of Adecoagro S.A. to be held on April 21, 2021 at 2:00 pm (CET), with the following agenda:

1.Approval of the Consolidated Financial Statements as of and for the years ended December 31, 2020, 2019, and 2018.

The Board of Directors of the Company recommends a vote FOR approval of the Company’s consolidated financial statements as of December 31, 2020, 2019 and 2018, after due consideration of the reports from each of the Board and the independent auditor on such consolidated financial statements. The consolidated balance sheets of the Company and its subsidiaries and the related consolidated income statements, consolidated statements of changes in shareholders’ equity, consolidated cash flow statements and the notes to such consolidated financial statements, the report from the independent auditor on such consolidated financial statements and management’s discussion and analysis on the Company’s results of operations and financial condition are included in the Company’s 2020 annual report, a copy of which is available on Company’s website at www.adecoagro.com. Copies of the Company’s 2020 annual report are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

2.Approval of the Company’s annual accounts as of December 31, 2020.

The Board recommends a vote FOR approval of the Company’s annual accounts as of December 31, 2020, after due consideration of the Board’s management report and the report from the independent auditor on such annual accounts. These documents are included in the Company’s 2020 annual report, a copy of which is available on our website at www.adecoagro.com. Copies of the Company’s 2020 annual report are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

3.Allocation of results for the year ended December 31, 2020.

The Consolidated Financial Statements for the year ended December 31, 2020 show a gain of US$1,070,000 and the statutory solus account of the Company under Luxembourg GAAP show a loss of US$7,008,314 on a standalone basis. The Board recommends a vote FOR the carry forward of such loss.

4.Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the year ended December 31, 2020.

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s annual accounts as of December 31, 2020, all who were members of the Board during the year 2020, be discharged from any liability in connection with the management of the Company’s affairs during such year.

The Board recommends a vote FOR the discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the year ended December 31, 2020.

5. Approval of compensation of members of the Board of Directors for year 2020.

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting.

The Board informs that the compensation to our directors approved at the Annual General Meeting held on April 15, 2020 was allocated as follows:

Name	Cash US$	Restricted Shares
Plínio Musetti	70,000	6,747
Alan Leland Boyce	50,000	6,747
Andrés Velasco Brañes	70,000	6,747
Mark Schachter	70,000	6,747
Guillaume van der Linden	50,000	6,747
Mariano Bosch (*)	-	-
Daniel González	70,000	6,747
Ivo Andrés Sarjanovic	70,000	6,747
Alejandra Smith	50,000	6,747
(*) Mr. Mariano Bosch declined and therefore did not receive his fees neither in cash nor in restricted shares.

The Board recommends a vote FOR the allocation of compensation of directors for year 2020.

6.Appointment of PricewaterhouseCoopers Société Coopérative, réviseur d’entreprises agréé as auditor of the Company for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2021.

The Board recommends a vote FOR the re-appointment of PricewaterhouseCoopers Société Coopérative, réviseur d’entreprises agréé as auditor of the Company for a term ending for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2021.

7.Election of the following members of the Board of Directors: (i) Mr. Guillaume van der Linden, Mr. Ivo Sarjanovic and Mr. Mark Schachter, for a term of three (3) years each, ending the date of the Annual General Meeting of Shareholders of the Company to be held in year 2024.

The Directors are appointed by the General Meeting of Shareholders for a period of up to three (3) years; provided however the Directors shall be elected on a staggered basis, with one third (1/3) of the Directors being elected each year and provided further that such three year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. The Directors shall be eligible for re-election indefinitely.

The Board recommends a vote FOR the re-election of Mr. Guillaume van der Linden, Mr. Ivo Sarjanovic and Mr. Mark Schachter, each as member of the Board, for a term of three (3) years each, ending the date of the Annual General Meeting of Shareholders of the Company to be held in year 2024.

Set forth below is a summary biographical information of each of the candidates:

Guillaume van der Linden Mr. van der Linden has been a member of the Company’s board of directors since 2009. Since 2007, Mr. van der Linden has been Senior Investment Manager at PGGM Vermogensbeheer B.V., currently responsible for investments in emerging markets local currency sovereign debt. From 1993 to 2007, Mr. van der Linden worked for ING Bank in various roles, including in risk management and derivatives trading. From 1988 to 1993, Mr. van der Linden was employed as a management consultant for KPMG and from 1985 to 1988 as a corporate finance analyst for Bank Mees & Hope. Mr. van der Linden graduated with Masters degrees in Economics from Erasmus University Rotterdam and Business Administration from the University of Rochester. Mr. van der Linden is a Dutch citizen.

Ivo Andrés Sarjanovic. Mr. Sarjanovic served for more than 25 years in Cargill International, starting as trader in the Grain and Oilseeds business. While in Cargill he held between years 2000-2011 the position of Vice-president and Global Trading Manager of Oilseeds in Geneva, coordinating worldwide trading and crushing activities, and between 2007-2011 he was also the Africa and Middle East General Manager of Agriculture. From 2011 to 2014 Mr. Sarjanovic held the position of Vice-president and World Manager of Cargill Sugar Operations, playing a leading role in the radical transformation of the organization that led to the strategic decision to spin-off in 2014 the sugar business of Cargill creating Alvean Sugar SL, a joint venture integrated with Copersucar, Brazil. Mr. Sarjanovic served as the Chief Executive Officer of Alvean until 2017, during which time he led the company to become the biggest sugar trader in the world. Mr. Sarjanovic is currently non-executive director in Sucafina and is serving lectures of “Agricultural Commodities” at the University of Geneva, University Di Tella and Austral. Mr. Sarjanovic holds a B.A. in Economic Sciences, major in Accounting, from the National University of Rosario, Argentina and a Master in Economics from the University Francisco Marroquin. Additionally, he completed executive studies at IMD in Lausanne, at Oxford University and at Harvard Business School, and was a PhD candidate in Economics at New York University. Mr. Sarjanovic is an Argentine/Italian/Swiss citizen.

Mark Schachter. Mr. Schachter has been a member of the Company’s board of directors since 2009. Mr. Schachter has been a Managing Partner of Elm Park Capital Management since 2010. From 2004 to 2010, he was a Portfolio Manager with HBK Capital Management where he was responsible for the firm’s North American private credit activities. His responsibilities included corporate credit investments with a primary focus on middle-market lending and other special situation investment opportunities. From 2003 to 2004, Mr. Schachter worked for American Capital, a middle-market private equity and mezzanine firm and worked in the investment banking division of Credit Suisse Group from 2001 to 2003. Mr. Schachter received a degree in Business Administration from the Ivey Business School at the University of Western Ontario and completed the Program for Leadership Development at Harvard Business School. Mr. Schachter is a Canadian citizen and has permanent American residence.

8.Approval of compensation of members of the Board of Directors for year 2021.

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting.

The proposed aggregate compensation to our directors for year 2021 amounts to up to US$500,000 and a grant of restricted shares (out of the treasury shares) of up to an aggregate amount of 62,888 shares under the Adecoagro’s Amended and Restated Restricted Share and Restricted Stock Unit Plan, as amended, allocated as follows:

Name	Cash US$	Restricted Shares
Plínio Musetti	70,000	7,861
Alan Leland Boyce	50,000	7,861
Andrés Velasco Brañes	70,000	7,861
Mark Schachter	70,000	7,861
Guillaume van der Linden	50,000	7,861
Mariano Bosch (*)	-	-
Daniel González	70,000	7,861
Alejandra Smith	50,000	7,861
Ivo Andrés Sarjanovic	70,000	7,861
(*) Mr. Mariano Bosch declined and therefore will not receive his fees neither in cash nor in restricted shares.

The Board recommends a vote FOR the proposed compensation of directors for year 2021.

9.Renewal of the authorization granted to the Company, and/or any wholly-owned subsidiary (and/or any person acting on their behalf), to purchase, acquire, receive and hold shares in the Company.

The Board of Directors of the Company recommends a vote FOR the approval of the renewal of the authorization under article 430-15 of the Luxembourg law of August 10, 1915, granted to the Company, and/or any wholly-owned subsidiary (and/or any person acting on their behalf), to from time to time purchase, acquire, receive and hold shares in the Company up to ten per cent (10%) of the issued share capital, on such terms as referred to below and as shall further be determined by the Board of Directors of the Company, such authorization being granted for another period of 5 years.
Acquisitions may be made in any manner including without limitation, by tender or other offer(s), buyback program(s), over the stock exchange or in privately negotiated transactions or in any other manner as determined by the Board of Directors (including derivative transactions or transactions having the same or similar economic effect than an acquisition).
In the case of acquisitions for value:
(i)in the case of acquisitions other than in the circumstances set forth under (ii), for a net purchase price being (x) no less than fifty per cent of the lowest stock price and (y) no more than fifty per cent above the highest stock price, in each case being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative source to be selected by the Board of Directors of the Company (the “Closing Price”), over the ten (10) trading days preceding the date of the purchase (or as the case may be the date of the commitment to the transaction);
(ii)in case of a tender offer (or if deemed appropriate by the Board of Directors, a buyback program),
1.in case of a formal offer being published, for a set net purchase price or a purchase price range, each time within the following parameters: (x) no less than fifty per cent of the lowest stock price and (y) no more than fifty per cent above the highest stock price, in each case being the Closing Price over the ten (10) trading days preceding the publication date, provided however that if the stock exchange price during the offer period fluctuates by more than 10%, the Board of Directors may adjust the offer price or range to such fluctuations;
2.in case a public request for sell offers is made, a price range may be set (and revised by the Board of Directors as deemed appropriate) provided that acquisitions may be made at a price which is no less than (x) fifty per cent of the lowest stock price and (y) no more than fifty per cent above the highest stock price, in each case being the Closing Price over a period determined by the Board of Directors provided that such period may not start more than five (5) trading days before the sell offer start date of the relevant offer and may not end after the last day of the relevant sell offer period.

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Each of the items to be voted on the Annual General Meeting of Shareholders will be passed by a simple majority of the votes validly cast, irrespective of the number of Shares represented.

Any shareholder who holds one or more shares(s) of the Company on March 5, 2021 (the “Record Date”) may vote at the meeting.

Pursuant to and in accordance with the Luxembourg law of 23 September 2020 on measures relating to the holding of meetings in companies and other legal entities, as amended, the Company has, in view of the safety of all, decided that shareholders may only express their votes by granting a proxy to a proxyholder appointed by the Company.Shareholders who have sold their Shares between the Record Date and the date of the meeting cannot vote. In case of breach of such prohibition, criminal sanctions may apply.

Holders who have withdrawn their shares from DTC between April 15, 2021 and the date of the meeting should contact the Company in advance of the date of the meeting at 6, Rue Eugène Ruppert, L-2453 Luxembourg, or at Av. Fondo de la Legua 936, B1640EDO | Martínez, Pcia de Buenos Aires, Argentina, to make separate arrangements to be able to vote.

Attached to this notice is a proxy card which you will need to complete in order to vote your Shares. Proxy cards must be received by the tabulation agent no later than 3:00 p.m. New York City Time on April 20, 2021 in order for such votes to count.

Please consult the Company’s website as to the procedures to be represented by way of proxy. A copy of this notice is also available on the Company’s website.

Copies of the Consolidated Financial Statements as of and for the years ended December 31, 2020, 2019, and 2018 of the Company and the Company’s annual accounts as of December 31, 2020 together with the Company´s 2020 annual report, relevant management and audit reports are available on the Company’s website www.adecoagro.com and may also be obtained free of charge at the Company's registered office in Luxembourg.

Yours faithfully

The Board of Directors

Procedures for Voting

To vote, holders of Shares will need to complete proxy cards. Proxy cards must be received by the tabulation agent at the return address indicated on the proxy cards, Computershare Shareowner Services LLC, P.O. Box 43101, Providence, RI 02940, no later than 3:00 p.m. New York City Time on April 20, 2021 in order for such votes to count.

    If you hold your shares through a brokerage account, please contact your broker to receive information regarding how you may vote your shares.